Exhibit 99.2

Litton Loan Servicing
4828 Loop Central Drive
Houston, TX 77081
Telephone (713) 966-8801
Fax (713) 9601)539

February 27, 2007

Corporate Trust
The Bank of New York
101 Barclay Street, floor 4W
New York, NY 10286

RE: GE-WMC Mortgage Securities, L.L.C., Asset-Backed Pass-Through
    Certificates, Series 2005-1

To Whom It May Concern:

The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during such preceding calendar year (or such shorter period in the case of the first such report) and of performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement for 2006 except as disclosed below:

Reconciliations for Custodial Bank Accounts

Our investor bank account reconciliations included certain reconciling items that were not resolved within 90 calendar days of their original identification on three of twenty-five investor bank account reconciliations selected for testing. The sum of the reconciling items for these three reconciliations was $131,906.

Adjustments on Adjustable Rate Mortgages

Our testing of sixty-five adjustable rate mortgages revealed two instances where certain adjustable rate mortgages for which the interest rate reset in the servicing system did not agree to interest rates in the appropriate source index per the borrowers note documents. These were the result of incorrect information transferring from the prior servicer. Additionally, the same sixty-five mortgages selected for testing included one instance where the adjustable rate mortgage payment change date in the servicing system did not agree to the loan documents.

Sincerely,
/s/ Janice McClure
Senior Vice President